UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

The Securities Exchange Act of 1934

(Amendment No. 7)*

Perceptron, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

71361F100
(CUSIP Number)

Kevin A. McGovern, Esq. c/o Harbert Discovery Fund, LP 2100 Third Avenue North, Suite 600 Birmingham, AL 35203 Telephone Number 205-987-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

504,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

504,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

504,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

504,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

504,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

504,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Fund Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

513,569

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

513,569

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

513,569

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

IA, CO

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

513,569

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

513,569

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

513,569

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack Bryant

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

504,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

504,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

504,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenan Lucas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

504,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

504,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

504,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond Harbert

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

513,569

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

513,569

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

513,569

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	71361F100

Item 1.	Security and Issuer.

The name of the issuer is Perceptron, Inc., a Michigan corporation (the "Issuer"). The address of the Issuer's principal executive offices is 47827 Halyard Drive, Plymouth, Michigan, United States of America. This Schedule 13D relates to the Issuer's common stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) Harbert Discovery Fund, LP, a Delaware limited partnership (the "Fund"), (ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the "Fund GP"), (iii) Harbert Fund Advisors, Inc., an Alabama corporation ("HFA"), (iv) Harbert Management Corporation, an Alabama corporation ("HMC"), (v) Jack Bryant, a United States citizen, (vi) Kenan Lucas, a United States citizen and (vii) Raymond Harbert, a United States citizen (collectively the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(c)	Jack Bryant and Kenan Lucas, are directors and co-portfolio managers of the Fund GP, which serves as general partner of the Fund. Raymond Harbert is the controlling shareholder, Chairman and Chief Executive Officer of HMC, an alternative asset investment management firm that is the managing member of the Fund GP. Mr. Harbert also serves as the Chairman, Chief Executive Officer and Director of HFA, an indirect, wholly owned subsidiary of HMC, which provides the Fund with certain operational and administrative services. The principal business of the Fund is purchasing, holding and selling securities for investment purposes.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Shares directly owned by Harbert Discovery Fund, LP is approximately $2,396,792.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that the securities were undervalued and represented an attractive investment opportunity.

As previously disclosed, on August 9, 2016, the Reporting Persons entered into a Standstill Agreement (the "Standstill Agreement") with the Issuer whereby William C. Taylor, James A. Ratigan and John F. Bryant (collectively, the "New Directors") were appointed to the Issuer's Board of Directors. The New Directors filled vacancies left by the resignations of Kenneth R. Dabrowski and Philip J. DeCocco and the expansion of the Issuer's Board of Directors from six to seven members. The Issuer agreed to nominate, recommend and support the New Directors at the 2016 Annual Meeting of the Shareholders of the Issuer. At the 2016 Annual Meeting of the Shareholders of the Issuer held on November 10, 2016, the New Directors were elected by the Issuer's shareholders to a one-year term expiring at the 2017 Annual Meeting of the Shareholders of the Issuer.

The Standstill Agreement requires that the Reporting Persons vote all Shares of the Issuer that they beneficially own for each of the Issuer's nominees for election to the Issuer's Board of Directors, in favor of the Issuer's "say-on-pay" proposals, for the ratification of the appointment of independent auditors and, in other matters, in accordance with the recommendation of the Issuer's Board of Directors. Pursuant to the Standstill agreement, the Reporting Persons have also agreed to certain customary standstill and voting provisions.

The Standstill Agreement generally terminates on the date that is thirty days prior to the deadline for a shareholder to submit nominations at the 2017 Annual Meeting of the Shareholders of the Issuer.

On November 17, 2016, the Issuer entered into the First Amendment to Standstill Agreement (the "First Standstill Agreement Amendment") with the Reporting Persons which amended the Standstill Agreement. The First Standstill Agreement Amendment provided that, upon the appointment by the Board of Directors of the Company (the "Board") of a new President and Chief Executive Officer, by June 1, 2017, the new President and Chief Executive Officer would be appointed to the Board to fill a vacancy left by the resignation of either Robert S. Oswald or Terryll R. Smith, who would resign from the Board at that time to facilitate the appointment.

On May 31, 2017, the Issuer entered into the Second Amendment to the Standstill Agreement (the "Second Standstill Agreement Amendment") with the Reporting Persons which further amended the Standstill Agreement. The Second Standstill Agreement provided that the term of the Standstill Agreement was extended so that it generally terminates on the date that is thirty days prior to the deadline for a shareholder to submit nominations at the 2018 Annual Meeting of the Shareholders of the Issuer. The Second Standstill Agreement Amendment also provided that, upon the appointment by the Board of a new President and Chief Executive Officer, by December 31, 2017, the new President and Chief Executive Officer would be appointed to the Board to fill a vacancy left by resignation of either Robert S. Oswald or Terryll R. Smith, who would resign from the Board at that time to facilitate the appointment.

At the 2017 Annual Meeting of the Shareholders of the Issuer held on November 9, 2017, the New Directors were elected by the Issuer’s shareholders to a one-year term expiring at the 2018 Annual Meeting of the Shareholders of the Issuer.

On December 18, 2017, the Issuer entered into the Third Amendment to the Standstill Agreement (the "Third Standstill Agreement Amendment") with the Reporting Persons which further amended the Standstill Agreement. The Third Standstill Agreement provided that, upon the appointment of a new President and Chief Executive Officer, by June 30, 2018, the new President and Chief Executive Officer would be appointed to the Board to fill a vacancy left by the resignation of either Robert S. Oswald or Terryll R. Smith, who would resign from the Board at that time to facilitate the appointment.

On August 9, 2018, the Issuer entered into the Fourth Amendment to Standstill Agreement (“Fourth Standstill Agreement Amendment”) with the Reporting Persons, which further amended the Standstill Agreement. The Fourth Standstill Agreement Amendment provides that the term of the Standstill Agreement is extended so that it generally terminates on the date that is thirty days prior to the deadline for a shareholder to submit nominations at the 2019 Annual Meeting of the Shareholders of the Issuer.

As previously disclosed, on August 9, 2016, Mr. Bryant executed (i) a Non-Disclosure Agreement in the form attached as Exhibit A to the Standstill Agreement (the "Non-Disclosure Agreement") and (ii) a Joinder Agreement in the form attached as Exhibit A to the Non-Disclosure Agreement pursuant to which Mr. Bryant became a party to the Standstill Agreement. On August 9, 2018, Mr. Bryant executed an Amendment to Joinder Agreement, which reaffirmed that Mr. Bryant remains a party to the Standstill Agreement.

The foregoing description is qualified in its entirety by reference to (i) the Standstill Agreement, Non-Disclosure Agreement, and the Joinder Agreement, which are incorporated by reference to Exhibits 10.1, 10.5, and 10.8, respectively to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 10, 2016, (ii) the First Standstill Agreement Amendment, which is incorporated by reference to Exhibit 10.1 of the 8-K filed by the Issuer with the Securities and Exchange Commission on November 21, 2016, (iii) the Second Standstill Agreement Amendment, which is incorporated by reference to Exhibit 10.1 of the 8-K filed by the Issuer with the Securities and Exchange Commission on June 6, 2017, (iv) the Third Standstill Agreement Amendment, which is incorporated by reference to Exhibit 10.1 of the 8-K filed by the Issuer with the Securities and Exchange Commission on December 21, 2017 and (v) the Fourth Standstill Agreement Amendment, and the Amendment to Joinder Agreement of Mr. Bryant, which are incorporated by reference to Exhibits 10.1 and 10.3, respectively, of the 8-K filed by the Issuer with the Securities and Exchange Commission on August 14, 2018.

The Reporting Persons have had conversations with the Issuer's management regarding possible ways to enhance shareholder value. Consistent with the Amended Standstill Agreement, the Reporting Persons intend to have additional conversations with the Issuer's management and Board of Directors. These conversations have covered and are expected to continue to cover a range of issues, including those relating to the business of the Issuer; board composition; management; operations; capital allocation; asset allocation; capitalization; dividend policy; financial condition; mergers and acquisitions strategy; overall business strategy; executive compensation; and corporate governance. The Reporting Persons have also had similar conversations with other stockholders of the Issuer and other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. Consistent with the Amended Standstill Agreement, the Reporting Persons may at any time reconsider and change their intentions relating to the foregoing.

No Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons may in the future take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the Board of Directors, other stockholders of the Issuer, and other interested parties, such as those set out above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Common Stock or selling some or all of its Common Stock, and/or engaging in hedging or similar transactions with respect to the Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)	As of the date hereof, HFA, HMC and Raymond Harbert may be deemed to be the beneficial owners of 513,569 Shares, which constitutes 5.4% of the Shares, and the Fund GP, the Fund, Jack Bryant and Kenan Lucas may be deemed to be the beneficial owners of 504,100 Shares, which constitutes 5.3% of the Shares, based upon 9,552,065* shares outstanding as of the date hereof.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 513,569 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 513,569 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 513,569 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 513,569 Shares.

The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 504,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 504,100 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 504,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 504,100 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 504,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 504,100 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 504,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 504,100 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 513,569 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 513,569 Shares.

There have been no transactions by the Reporting Persons in the securities of the Issuer in the prior 60 days.

*This outstanding Shares figure reflects the number of outstanding Shares at May 3, 2018, as reported in the Issuer's Form 10-Q, filed on May 7, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Standstill Agreement, the Non-Disclosure Agreement and the Joinder Agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

In connection with his service as a Director of the Issuer, Jack Bryant has been issued 8,000 stock options. The options have a three-year vesting schedule whereby one-third of the options vested on September 1, 2017 and are currently exercisable, one-third of the options vest and are exercisable on or after September 1, 2018, and the final one-third of the options vest and are exercisable on or after September 1, 2019, subject to accelerated vesting upon the occurrence of certain changes in control of the issuer. The options are exercisable for a period of ten years from September 1, 2016, the date of the grant, unless earlier terminated due to the termination of Jack Bryant’s service as a director of the issuer. These options and the 6,802 Shares beneficially owned solely by HFA are held for the benefit of the investors of the Fund.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

Exhibit B: Standstill Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 10, 2016).

Exhibit C: Non-Disclosure Agreement (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 10, 2016).

Exhibit D: Joinder Agreement (incorporated by reference to Exhibit 10.8 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 10, 2016).

Exhibit E: Standstill Agreement Amendment (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 21, 2016).

Exhibit F: Second Standstill Agreement Amendment (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 6, 2017).

Exhibit G: Third Standstill Agreement Amendment (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 21, 2017).

Exhibit H: Fourth Standstill Agreement Amendment (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 14, 2018).

Exhibit I: Amendment to Joinder Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 14, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2018
(Date)

Harbert Discovery Fund, LP*

By:	Harbert Discovery Fund GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC*

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.*

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation*

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant
Jack Bryant

/s/ Kenan Lucas*
Kenan Lucas

/s/ Raymond Harbert*
Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment to Schedule 13D, dated August 16, 2018, relating to the Common Stock, $0.01 par value of Perceptron, Inc. shall be filed on behalf of the undersigned.

August 16, 2018
(Date)

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant
Jack Bryant

/s/ Kenan Lucas
Kenan Lucas

/s/ Raymond Harbert
Raymond Harbert